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One Southeast Third Avenue
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Miami, Florida 33131-1714
www.akerman.com
305 374 5600 tel          305 374 5095 fax

September 21, 2009
Mr. Larry Spirgel, Assistant Director
Mr. Scott Hodgdon, Attorney-Advisor
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Mail Stop 3561
Washington, D.C. 20549

Re:	ID Arizona Corp. Amendment No. 2 to Registration Statement on Form S-4 File No. 333-158336 Filed September 10, 2009
Dear Mr. Spirgel and Mr. Hodgdon:
     On behalf of ID Arizona Corp. (the “Company”) and following a conversation with Scott Hodgdon, this letter reflects the Company’s interim response to Comment No. 1 of the Commission Staff’s comment letter dated September 18, 2009 regarding the Company’s Amendment No. 2 to the Registration Statement on Form S-4 filed on September 10, 2009 (the “Registration Statement”).
     Please note that for the Staff’s convenience, we have recited Comment No. 1 in boldface type and provided the Company’s response immediately thereafter. Capitalized terms used but not separately defined herein have the meanings given to such terms in the Registration Statement.
General
1.	We note that you have added a new proposal to your registration statement and proxy to approve an amendment to your amended and restated certificate of incorporation to provide conversion rights to a stockholder upon the approval of a business combination, regardless of whether the stockholder votes for or against the business combination. This proposal represents a fundamental change in the rights of your common stockholders such that the decision as to whether to approve this new proposal is a new investment decision with respect to your common stock. Please amend your registration statement to register the offering of all shares of your common stock to reflect the new investment decision for your common stockholders as a result of this proposal.

Mr. Larry Spirgel
Mr. Scott Hodgdon
September 21, 2009

     In response to the Staff’s comment, the Company respectfully advises the Staff that it believes the amendment to Ideation’s amended and restated certificate of incorporation, to provide conversion rights to a stockholder upon approval of a business combination, regardless of whether such stockholder votes for or against the business combination, is not a fundamental change in the rights of Ideation’s common stockholders.
     At all times, purchasers of the IPO Shares have had the right to convert their IPO Shares to cash upon approval and completion of a business combination by voting against the business combination and requesting conversion of their IPO Shares. The charter amendment would not alter or adversely affect the right to convert of any holder of IPO Shares who would want to convert under Article Sixth as currently in effect. The charter amendment would merely extend this right to convert to those holders of IPO Shares who vote to approve the business combination, as well as those who vote against the business combination.
     It is important to note that the charter amendment, if approved, would not change the voting or approval standard for a business combination, in that the business combination, as has always been the case, will not be approved if 30% or more of the holders of IPO Shares both vote against the transaction and elect to convert their IPO Shares. However, we believe that the charter amendment provides incentive to holders of IPO Shares to vote for the business combination, because the business combination must be approved in order for a conversion to occur before the liquidation of the Company. As such, we believe that if the charter amendment is approved, holders of IPO Shares who want to convert their shares would vote to approve the business combination, in order to obtain the conversion value of their IPO Shares in connection with the closing of the business combination, rather than having to wait for the liquidation of the company.
     The only potential adverse consequence resulting from approval of the charter amendment is the possible decrease in liquidity of the company following completion of the business combination, assuming a substantial number of holders of IPO Shares vote to approve the business combination and convert their IPO Shares. This potential consequence has been extensively disclosed throughout the proxy statement/prospectus. However, the Company believes this consequence does not go to a stockholder’s fundamental rights in their initial investment, but rather to the question of whether a stockholder wants to continue their investment in the Company after the business combination.
     Notwithstanding the foregoing, if the Staff were to determine that the amendment to Ideation’s amended and restated certificate of incorporation constitutes a fundamental change in the rights of Ideation’s common stockholders, then the Company respectfully advises the Staff that the securities of ID Arizona are being registered in connection with the merger of Ideation with and into ID Arizona. These shares will be issued to Ideation stockholders and will include the right to convert IPO Shares regardless of whether a stockholder votes for or against the business combination. Consequently, the Company believes that it would be duplicative and unnecessary to re-register Ideation’s common stock in connection with the proposal to amend Ideation’s amended and restated certificate of incorporation.

Mr. Larry Spirgel
Mr. Scott Hodgdon
September 21, 2009

     In addition, the Company respectfully believes that the following items should be considered in determining whether to register Ideation’s common stock in connection with the proposal to amend Ideation’s amended and restated certificate of incorporation:
•	Recently, certain other special purpose acquisition companies have proposed amendments to their respective certificates of incorporation to fundamentally change the rights of common stockholders by eliminating certain provisions traditionally contained in a special purpose acquisition company’s certificate of incorporation, including provisions relating to the 80% test and the voting standard. The Company believes that such changes represent substantial modifications in the arrangements in place at the time of those companies’ IPOs that are clearly and easily distinguishable from the extension of conversion rights offered by Ideation’s proposed amendment.

•	The re-registration of Ideation’s common stock in connection with the proposal may potentially create a misunderstanding of the process to be followed by Ideation’s common stockholders to vote for or against the business combination and elect their conversion rights.
* * * * *
     In connection with responding to the Staff’s comments, we acknowledge (1) should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing, (2) the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing, and (3) the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     We look forward to hearing from you regarding this interim response. If you have any questions, please call me at (305) 982-5581.

Sincerely,
/s/ Michael Francis
Michael Francis